# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Trident Digital Tech Holdings Ltd, CIK 0001983550
CUSIP: 89616X106
Title of class of securities: Class B Ordinary Shares, par value $0.00001 per share
Address of issuer's principal executive offices: 8 TEMASEK BOULEVARD #24-03, SUNTEC TOWER THREE, SINGAPORE, Singapore (U0), 038988
Date of event which requires filing of this statement: 12/31/2024
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0002056716

## Reporting persons
- Soon Huat Lim: type of reporting person: individual (IN); citizenship or place of organization: Singapore (U0); sole voting power 276,239,999; shared voting power 0; sole dispositive power 276,239,999; shared dispositive power 0; aggregate amount beneficially owned 276,239,999 (53.5% of the class)
  Comment: (1) Represents 50,000,000 Class A ordinary shares of the Issuer (as defined below) held by Trident Digital Tech, 124,428,571 Class B ordinary shares of the Issuer held by Tri Wealth and 101,811,428 Class B ordinary shares of the Issuer held by Trident Group Holdings. Trident Digital Tech, Tri Wealth and Trident Group Holdings are all wholly owned and controlled by Mr. Soon Huat Lim.
  
  (2) Calculation of the percentage is based on 50,000,000 Class A ordinary shares of the Issuer and 466,364,286 Class B ordinary shares of the Issuer issued and outstanding as of December 31, 2024. Each holder of Class A ordinary shares is entitled to 60 votes per share and each holder of Class B ordinary shares is entitled to one vote per share on all matters submitted to them for a vote. Class A ordinary shares are convertible at any time by the holder thereof into Class B ordinary shares on a one-for-one basis. Class B ordinary shares are not convertible into Class A ordinary shares under any circumstances.
- Trident Digital Tech Ltd: type of reporting person: corporation (CO); citizenship or place of organization: Virgin Islands British (D8); sole voting power 50,000,000; shared voting power 0; sole dispositive power 50,000,000; shared dispositive power 0; aggregate amount beneficially owned 50,000,000 (9.68% of the class)
  Comment: (1) Represents 50,000,000 Class A ordinary shares of the Issuer held by Trident Digital Tech Ltd. Trident Digital Tech Ltd is wholly owned and controlled by Mr. Soon Huat Lim.
  
  (2) Calculation of the percentage is based on 50,000,000 Class A ordinary shares of the Issuer and 466,364,286 Class B ordinary shares of the Issuer issued and outstanding as of December 31, 2024. Each holder of Class A ordinary shares is entitled to 60 votes per share and each holder of Class B ordinary shares is entitled to one vote per share on all matters submitted to them for a vote. Class A ordinary shares are convertible at any time by the holder thereof into Class B ordinary shares on a one-for-one basis. Class B ordinary shares are not convertible into Class A ordinary shares under any circumstances.
- Tri Wealth Ltd: type of reporting person: corporation (CO); citizenship or place of organization: Virgin Islands British (D8); sole voting power 124,428,571; shared voting power 0; sole dispositive power 124,428,571; shared dispositive power 0; aggregate amount beneficially owned 124,428,571 (24.1% of the class)
  Comment: (1) Represents 124,428,571Class B ordinary shares of the Issuer held by Tri Wealth Ltd. Tri Wealth Ltd is wholly owned and controlled by Mr. Soon Huat Lim.
  
  (2) Calculation of the percentage is based on 50,000,000 Class A ordinary shares of the Issuer and 466,364,286 Class B ordinary shares of the Issuer issued and outstanding as of December 31, 2024. Each holder of Class A ordinary shares is entitled to 60 votes per share and each holder of Class B ordinary shares is entitled to one vote per share on all matters submitted to them for a vote. Class A ordinary shares are convertible at any time by the holder thereof into Class B ordinary shares on a one-for-one basis. Class B ordinary shares are not convertible into Class A ordinary shares under any circumstances.
- Trident Group Holdings Ltd: type of reporting person: corporation (CO); citizenship or place of organization: Virgin Islands British (D8); sole voting power 101,811,428; shared voting power 0; sole dispositive power 101,811,428; shared dispositive power 0; aggregate amount beneficially owned 101,811,428 (19.72% of the class)
  Comment: (1) Represents 101,811,428 Class B ordinary shares of the Issuer held by Trident Group Holdings Ltd. Trident Group Holdings Ltd is wholly owned and controlled by Mr. Soon Huat Lim.
  
  (2) Calculation of the percentage is based on 50,000,000 Class A ordinary shares of the Issuer and 466,364,286 Class B ordinary shares of the Issuer issued and outstanding as of December 31, 2024. Each holder of Class A ordinary shares is entitled to 60 votes per share and each holder of Class B ordinary shares is entitled to one vote per share on all matters submitted to them for a vote. Class A ordinary shares are convertible at any time by the holder thereof into Class B ordinary shares on a one-for-one basis. Class B ordinary shares are not convertible into Class A ordinary shares under any circumstances.

## Item 1. Issuer
Name of issuer: Trident Digital Tech Holdings Ltd
Address of issuer's principal executive offices: Suntec Tower 3, 8 Temasek Boulevard Road, #24-03, Singapore, 038988

## Item 2. Person Filing
Name of person filing:
(1) Soon Huat Lim ("Mr. Lim")

(2) Trident Digital Tech Ltd ("Trident Digital Tech")

(3) Tri Wealth Ltd ("Tri Wealth")

(4) Trident Group Holdings Ltd ("Trident Group Holdings")

Ms. Lim, Trident Digital Tech, Tri Wealth and Trident Group Holdings (collectively, the "Filing Persons") have entered into a joint filing agreement dated February 14, 2025 (the "Joint Filing Agreement"), a copy of which is filed with this Schedule 13G as Exhibit 99.1. Pursuant to the Joint Filing Agreement, the Filing Persons have agreed to file this Schedule 13G jointly in accordance with the provisions of Rule 13d-1(k) under the Act.
Address of principal business office or, if none, residence:
(1) Mr. Lim: c/o Suntec Tower 3, 8 Temasek Boulevard Road, #24-03, Singapore, 038988.

(2) Trident Digital Tech: Sertus Chambers, P.O. Box 905, Quastisky Building, Road Town, Tortola, British Virgin Islands.

(3) Tri Wealth: Sertus Chambers, P.O. Box 905, Quastisky Building, Road Town, Tortola, British Virgin Islands.

(4) Trident Group Holdings: Sertus Chambers, P.O. Box 905, Quastisky Building, Road Town, Tortola, British Virgin Islands.
Citizenship:
(1) Mr. Lim: Republic of Singapore

(2) Trident Digital Tech: British Virgin Islands

(3) Tri Wealth: British Virgin Islands

(4) Trident Group Holdings: British Virgin Islands

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: The information required by Item 4(a) is set forth in Row 9 of the cover page for each Reporting Person and is incorporated herein by reference.
Percent of class:
The information required by Item 4(b) is set forth in Row 11 of the cover page for each Reporting Person and is incorporated herein by reference.

Calculation of the percentage is based on 50,000,000 Class A ordinary shares of the Issuer and 466,364,286 Class B ordinary shares of the Issuer issued and outstanding as of December 31, 2024. Each holder of Class A ordinary shares is entitled to 60 votes per share and each holder of Class B ordinary shares is entitled to one vote per share on all matters submitted to them for a vote. Class A ordinary shares are convertible at any time by the holder thereof into Class B ordinary shares on a one-for-one basis. Class B ordinary shares are not convertible into Class A ordinary shares under any circumstances.
Sole power to vote or to direct the vote: The information required by Items 4(c)(i) is set forth in Row 5 of the cover page for each Reporting Person and is incorporated herein by reference.
Shared power to vote or to direct the vote: The information required by Items 4(c)(ii) is set forth in Row 6 of the cover page for each Reporting Person and is incorporated herein by reference.
Sole power to dispose or to direct the disposition: The information required by Items 4(c)(iii) is set forth in Row 7 of the cover page for each Reporting Person and is incorporated herein by reference.
Shared power to dispose or to direct the disposition: The information required by Items 4(c)(iv) is set forth in Row 8 of the cover page for each Reporting Person and is incorporated herein by reference.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Exhibits
1 Joint Filing Agreement Dated February 14, 2025

## Signatures
- Soon Huat Lim: /s/ Soon Huat Lim, Soon Huat Lim (02/14/2025)
- Trident Digital Tech Ltd: /s/ Soon Huat Lim, Soon Huat Lim/ Director (02/14/2025)
- Tri Wealth Ltd: /s/ Soon Huat Lim, Soon Huat Lim/ Director (02/14/2025)
- Trident Group Holdings Ltd: /s/ Soon Huat Lim, Soon Huat Lim/ Director (02/14/2025)